VimpelCom Ltd. Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T +31 (0)20 797 72 00 F +31 (0)20 797 72 01 W www.vimpelcom.com Trade reg. 34374835 VAT 821815568B01

VIA EDGAR
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

May 15, 2014

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran
Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that VimpelCom Ltd. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on May 15, 2014.

Please do not hesitate to call the undersigned at +31 20 797 7200 if you have further questions.

Respectfully submitted,

VimpelCom Ltd.

By:	/s/ Jeffrey D. McGhie
Jeffrey D. McGhie
Group General Counsel & Chief Corporate Affairs Officer